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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 1-14557

                           NOTIFICATION OF LATE FILING

  (Check One): / / Form 10-K    / / Form 11-K    / / Form 20-F    /X/ Form 10-Q

              / /  Form N-SAR


For Period Ended: December 31, 2000


/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:




                         PART I. REGISTRANT INFORMATION

Full name of registrant: U.S. Industries, Inc.

Former name, if applicable:


Address of principal executive office (Street and number):
                  101 Wood Avenue South

City, State and Zip Code:  Iselin, New Jersey 08830



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                        PART II. RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or the transition report portion thereof could not be filed within the prescribed time period.

      U.S. Industries, Inc. (the "Company") seeks relief pursuant to
Rule 12b-25 to file a late Form 10-Q. The Form 10-Q for the period ended December 31, 2000 could not be filed without unreasonable effort or expense and the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date of February 13, 2001.

      The Company's Form 10-Q could not be filed within the prescribed period as a result of a recent event which the Company believes will impact its credit facilities and the related disclosure in the Form 10-Q for the period ended December 31, 2000. In particular, the Company has agreed with the agent bank under its senior revolving credit facilities on a waiver of compliance with certain financial covenants as of December 31, 2000 and related amendments to the facilities. The Company and its agent are in the process of obtaining the approval of the additional required lenders. Due to the significance of this event, the Company believes it should delay its filing to ensure full and complete disclosure in the quarterly Form 10-Q for the period ended December 31, 2000.





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                           PART IV. OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification:

            Allan D. Weingarten            (732)- 767-0700
            Senior Vice President, Chief Financial
            Officer and Treasurer

       (Name)                         (Area code)             (Telephone number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                 /X/ Yes / / No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                   /X/ Yes / / No


      Net sales and operating income for the three months ended December 31, 2000 decreased approximately $250 million (32%) and $39 million (74%), respectively, from the same period last year. The decrease is mainly the result of the sale of the diversified businesses in March 2000, which accounted for sales of $202 million and operating income of $19 million in the prior year. Included in operating income for the three months ended December 31, 2000 are restructuring and other related charges of approximately $10 million primarily from severance and one-time costs associated with the start-up of a new master distribution center at Ames True Temper and, as previously announced in September 2000, accelerated depreciation and operating losses related to the discontinuance of three unprofitable product lines at the U.S. Brass operation. The remaining decrease in operating income was primarily attributable to lower margins at the Hardware and Tools segment and lower sales at the Bath and Plumbing segment.

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                       U.S. Industries, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  February 14, 2001            By   /s/ Allan D. Weingarten.

           Senior Vice President, Chief Financial
           Officer and Treasurer


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).